# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roivant Sciences Ltd., CIK 0001635088
CUSIP: G76279101
Title of class of securities: Common Shares, par value $0.0000000341740141 per share
Address of issuer's principal executive offices: 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-040112
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 16,413,603; sole dispositive power 0; shared dispositive power 16,413,603; aggregate amount beneficially owned 16,413,603 (2.3% of the class)
- SoftBank Vision Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 16,413,603; sole dispositive power 0; shared dispositive power 16,413,603; aggregate amount beneficially owned 16,413,603 (2.3% of the class)
- SVF Holdings (UK) LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 16,413,603; sole dispositive power 0; shared dispositive power 16,413,603; aggregate amount beneficially owned 16,413,603 (2.3% of the class)
- SVF Investments (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 16,413,603; sole dispositive power 0; shared dispositive power 16,413,603; aggregate amount beneficially owned 16,413,603 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Roivant Sciences Ltd.
Address of issuer's principal executive offices: 7th Floor, 50 Broadway, London, X0, SW1H 0DB

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")
SoftBank Vision Fund L.P.
SVF Holdings (UK) LLP
SVF Investments (UK) Limited
Address of principal business office or, if none, residence: The principal business address for each of SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The principal business address for SoftBank Vision Fund L.P. is Aztec Group House, IFC 6, The Esplanade, St Helier, Jersey JE4 0QH.
Citizenship: SBIA UK, SVF Holdings (UK) LLP and SVF Investments (UK) Limited are organized under the laws of England and Wales. SoftBank Vision Fund L.P. is organized under the laws of Jersey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Shares of the Issuer as of December 31, 2025, based upon 715,701,137 Common Shares outstanding as of February 2, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on February 6, 2026.

SVF Investments (UK) Limited is the record holder of 16,413,603 Common Shares. SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Investments (UK) Limited.

SBIA UK has been appointed as alternative investment fund manager ("AIFM") of SoftBank Vision Fund L.P. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund L.P.'s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 2.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 16,413,603
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 16,413,603

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- SB Investment Advisers (UK) Limited: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)
- SoftBank Vision Fund L.P.: By: SB Investment Advisers (UK) Limited, its Manager, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)
- SVF Holdings (UK) LLP: By: SoftBank Vision Fund L.P., its Managing Member, By: SB Investment Advisers (UK) Limited, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)
- SVF Investments (UK) Limited: By: SVF Holdings (UK) LLP, its Sole Owner, By: SoftBank Vision Fund L.P., By: SB Investment Advisers (UK) Limited, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)